SPECTRUM GROUP INTERNATIONAL, INC.
1063 McGaw
Irvine, California 92614

April 8, 2014

VIA EDGAR
Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Spectrum Group International, Inc.
Item 5.02 and 9.01 Form 8-K
Filed February 26, 2014
File No. 001-11988

Dear Ms. Thompson:
On behalf of Spectrum Group International, Inc. (the “Company”), set forth below are the Company’s responses to your letter dated March 31, 2014 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 8-K filed on February 26, 2014 (the “8-K”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the 8-K described below are reflected in amendments to the 8-K filed with the Commission on April 8, 2014.

Item 5.02 and 9.01 Form 8-K, Filed February 26, 2014
1. We note it appears you intended to file an Item 4.01 Form 8-K and that you incorrectly filed your Form 8-K under Item 9.01. In responding to our comments, please file an amended Form 8-K which includes all of the disclosures required by Item 4.01 of Form 8-

United States Securities and Exchange Commission
Division of Corporation Finance
April 8, 2014

K and Item 304 of Regulation S-K and tag it correctly as an Item 4.01 Form 8-K when it is filed.
The 8-K has been amended to reflect the correct tags.
2. We note your disclosure in the second paragraph under Item 4.01 concerning the material weakness in your system of internal controls over financial reporting which KPMG LLP (KPMG) advised you existed. Please amend your Form 8-K to clearly provide all of the disclosures required by Item 304 (a)(1)(iv) for this reportable event.
The 8-K has been amended in response to the Staff’s comment.
3. Please file an updated Exhibit 16 letter from KPMG with your amended Form 8-K.
The Company has filed an updated Exhibit 16 in response to the Staff’s comment.

* * * * *
Lastly, the Company acknowledges the following:

•	the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments with respect to the above, please contact the undersigned at (949) 748-4800.

Very truly yours,

/s/ Carol E. Meltzer
Carol E. Meltzer
Vice President, Secretary and General Counsel